

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

H. Lynn Harton
Chief Executive Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

      Re: United Community Banks, Inc.
            Registration Statement on Form S-4
            Filed April 6, 2023
            File No. 333-271173

Dear H. Lynn Harton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance

cc: Brandon C. Price, Esq.